Exhibit 21

Subsidiaries of The Middleby Corporation

Name of Subsidiary	State/Country of Incorporation/Organization
Blodgett Holdings, Inc.	Delaware
Cloverleaf Properties, Inc.	Vermont
Fab-Asia Inc.	Philippines
Frialator International Limited (UK)	United Kingdom
G.S. Blodgett Corporation	Vermont
G.S. Blodgett International, LTD	Barbados
MagiKitch’n Inc.	Pennsylvania
Middleby China Corporation	Peoples Republic of China
Middleby Espana SL	Spain
Middleby Japan Corporation	Japan
Middleby Marshall, Inc.	Delaware
Middleby Mexico SA de CV	Mexico
Middleby Philippines Corporation	Philippines
Middleby Worldwide, Inc.	Florida
Middleby Worldwide Korea Co., LTD	Korea
Middleby Worldwide Philippines	Philippines
Middleby Worldwide (Taiwan) Co., LTD	Republic of China
Pitco Frialator, Inc.	New Hampshire